United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 1-35934

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of the Registrant as specified in the charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, Nuevo León 64410

México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (File No. 333-233960).

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operations for the three months ended March 31, 2020.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2019 (File No. 001-35934), filed with the U.S. Securities and Exchange Commission on April 28, 2020.

-i-

FORWARD-LOOKING INFORMATION

Some of the information contained or incorporated by reference in this report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views about future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to:

•	effects on our company from changes in our relationship with or among our affiliated companies;

•	effects on our company’s points of sale performances from changes in economic conditions and consumer preferences;

•	changes or interruptions in our information technology systems;

•	effects on our company from changes to our various suppliers’ business and demands;

•	competition;

•	significant developments in Mexico and the other countries where we operate;

•	our ability to implement our business expansion strategy, including our ability to successfully integrate mergers and acquisitions we have completed in recent years;

•

political conditions or changes in our regulatory or legal environment, including the impact of existing laws and regulations, changes thereto or the imposition of new tax, environmental, health, energy, foreign investment and/or antitrust laws or regulations impacting our business, activities and investments; and

•

natural disasters, health epidemics, pandemics and similar outbreaks, including future outbreak of diseases, or the spread of existing diseases (including the novel coronavirus disease, also known as COVID-19), and their effect on customer behavior and on economic conditions globally.

Forward-looking statements involve inherent risks and uncertainties. We caution you not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Some of these factors are discussed under “Risk Factors” in our most recent annual report on Form 20-F and include economic and political conditions and government policies in the countries in which we operate, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

PRESENTATION OF INFORMATION

Certain Defined Terms

The terms “FEMSA,” “our company,” “we,” “us” and “our,” are used in this report to refer to Fomento Económico Mexicano, S.A.B. de C.V. and, except where the context otherwise requires, its subsidiaries on a consolidated basis. “FEMSA units” consist of FEMSA BD units and FEMSA B units. Each FEMSA BD unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B unit is comprised of five Series B Shares. The number of FEMSA units outstanding as of March 31, 2020 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

Currency

References herein to “U.S.$” are to U.S. dollars. References herein to “Ps.” are to Mexican pesos. U.S. dollar amounts in the tables are presented solely for convenience. This report contains translations of various Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations, or any other currency translations included herein, as representations that the Mexican peso amounts actually represent the U.S. dollar or other foreign currency amounts or could be converted into U.S. dollars or such other foreign currency at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from Mexican pesos at the exchange rate of Ps. 23.4480 to U.S. $1.00, which was the noon buying rate for Mexican pesos per U.S. dollar as published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates for March 31, 2020.

Rounding

Certain figures included in this report have been rounded for ease of presentation. Percentage figures included in this report have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this report may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

OPERATING AND FINANCIAL REVIEW – FIRST QUARTER 2020

The following is a summary and discussion of our unaudited interim condensed consolidated financial information as of March 31, 2020 and for the three-month periods ended March 31, 2020 and 2019. The following tables and discussion should be read in conjunction with our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2019.

In the opinion of our management, the unaudited interim condensed consolidated financial information discussed below is prepared in compliance with International Accounting Standards 34, Interim Financial Statements (“IAS 34”) and includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this financial information in a manner consistent with the presentation under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board made in our audited annual consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2019.

Interim Condensed Consolidated Financial Data

	For the three months ended March 31,
	2020(1)(2)(3)				2019
	(in millions) (unaudited)
Interim Condensed Consolidated Income Statement
Total revenues	U.S.$	5,216	Ps.	122,284	Ps.	115,938
Cost of goods sold		3,260		76,441		73,144

Gross profit		1,956		45,843		42,794

Administrative expenses		214		5,020		4,697
Selling expenses		1,323		31,027		28,720
Other income		25		587		116
Other expenses		25		589		747
Interest expense		228		5,338		3,470
Interest income		29		690		744
Foreign exchange gain (loss), net		355		8,325		(1,187)
Monetary position gain, net		4		102		34
Market value (gain) loss on financial instruments		—		(2)		10

Income before income taxes from continuing operations and share of the profit of equity accounted investees		579		13,575		4,857
Income taxes		201		4,723		1,930
Share of the profit of equity accounted investees, net of tax		11		260		922

Consolidated net income	U.S.$	389	Ps.	9,112	Ps.	3,849

Controlling interest from continuing operations		332		7,787		2,233
Non-controlling interest from continuing operations		57		1,325		1,616

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 23.4480 to U.S.$ 1.00 solely for the convenience of the reader.
(2)	Includes the results of AGV Group beginning on January 2020, which FEMSA acquired on December 31, 2019.
(3)	Includes results of Corporación Grupo FYBECA GPF (“Corporación GPF”), which FEMSA Comercio indirectly acquired in April 2019.

	As of March 31, 2020				As of December 31, 2019
	(unaudited) (in millions)				(audited) (in millions)
Interim Condensed Consolidated Statements of Financial Position
Assets:
Cash and cash equivalents	U.S.$	5,692	Ps.	133,470	Ps.	65,562
Investments		609		14,280		12,366
Trade accounts receivables, net		1,141		26,759		29,633
Inventories		1,746		40,942		41,023
Other current assets		1,490		34,938		23,995

Total current assets		10,678		250,389		172,579
Equity accounted investees		5,149		120,734		97,470
Property, plant and equipment, net		5,030		117,936		114,513
Right of use assets, net		2,333		54,696		52,684
Intangible assets, net(1)		6,322		148,230		146,562
Other non-current assets		2,953		69,248		53,733

Total assets	U.S.$	32,465	Ps.	761,233	Ps.	637,541

Liabilities & Equity:
Bank loans and notes payable		1,297		30,403		3,935
Current portion of non-current debt		118		2,757		12,269
Interest payable		74		1,746		895
Current portion of lease liabilities		302		7,078		7,387
Other current liabilities		4,865		114,058		112,048

Total current liabilities		6,656		156,042		136,534
Bank loans and notes payable		7,411		173,765		101,747
Lease liabilities		2,142		50,226		47,292
Post-employment benefits		277		6,505		6,347
Provisions and other non-current liabilities		1,145		26,864		19,870

Total liabilities		17,631		413,402		311,790
Total equity		14,834		347,831		325,751

Total liabilities and equity	U.S.$	32,465	Ps.	761,233	Ps.	637,541

(1)	Includes mainly the intangible assets generated by acquisitions.

Consolidated Results of Operations for the Three Months Ended March 31, 2020 and 2019

Total Revenues

Total revenues for the first three months of 2020 increased by 5.5% to Ps. 122,284 million, compared to the first three months of 2019. This increase mainly reflects growth across most of our business units. Coca-Cola FEMSA’s revenues decreased by 1.9% to Ps. 45,348 million for the first three months of 2020 compared to the first three months of 2019. This decrease was driven mainly by the negative translation effect resulting from the depreciation of most of Coca-Cola FEMSA’s operating currencies as compared to the Mexican peso, an effect that was partially offset by price initiatives in key markets. FEMSA Comercio’s Proximity Division’s revenues for the first three months of 2020 increased by 10.6% to Ps. 45,620 million, compared to the first three months of 2019. This increase reflects the opening of 268 net new OXXO stores during the first three months of 2020, to reach 1,365 total net new store openings for the twelve months ended March 31, 2020, and an average increase of 5.5% in same-store sales, driven by a 9.1% growth in average customer ticket, partially offset by a decrease of 3.3% in store traffic. FEMSA Comercio’s Health Division’s revenues for the first three months of 2020 increased by 19.9% to Ps. 15,296 million, compared to the first three months of 2019. This increase reflects the incorporation of Corporación GPF and positive trends across our operations, combined with the opening of 35 new drugstores during the first three months of 2020, to reach 812 total net new store additions for the twelve months ended March 31, 2020. These were partially offset by a decline of 6.8% in same-store sales which was driven by a negative currency translation effect related to the appreciation of the Mexican peso compared to the Chilean peso and the Colombian peso. FEMSA Comercio’s Fuel Division’s revenues for the first three months of 2020 remained flat at Ps. 10,858 million, compared to the first three months of 2019. This reflects the addition of five total net new stations in the first three months of 2020, reaching 10 total net new stations in the twelve months ended March 31, 2020, which was offset by a 1.5% decrease in same-station sales, driven by a 0.9% decrease in the average price per liter, coupled with a decrease of 0.6% in the average volume.

Gross Profit

Gross profit for the first three months of 2020 increased by 7.1% to Ps. 45,843 million, compared to the first three months of 2019. Gross margin increased 60 basis points to 37.5% of total revenues in the first three months of 2020, compared to the first three months of 2019. The increase mainly reflects margin expansion at Coca-Cola FEMSA and FEMSA Comercio’s Proximity and Fuel Divisions, partially offset by a contraction at FEMSA Comercio’s Health Division.

Administrative Expenses

Administrative expenses for the first three months of 2020 increased by 6.9% to Ps. 5,020 million, compared to the first three months of 2019. As a percentage of total revenues, administrative expenses remained flat at 4.1% during the first three months of 2020 compared to the first three months of 2019. This principally reflects higher expenses at FEMSA Comercio’s Proximity and Health Divisions partially offset by lower expenses at Coca-Cola FEMSA and FEMSA Comercio’s Fuel Division.

Selling Expenses

Selling expenses for the first three months of 2020 increased by 8.0% to Ps. 31,027 million, compared to the first three months of 2019. As a percentage of total revenues, selling expenses increased 60 basis points, from 24.8% during the first three months of 2019 to 25.4% during the first three months of 2020. This increase in total selling expenses principally reflects higher expenses at Coca-Cola FEMSA and FEMSA Comercio’s Proximity and Fuel Divisions, partially offset by lower expenses at FEMSA Comercio’s Health Division.

Other Income

The other income reported in the income statements for the three-month periods ended March 31, 2020 and 2019 was Ps. 587 million and Ps. 116 million, respectively. The increase mainly reflects an extraordinary gain from the tax actualization effect of tax reclaim proceeds at Coca-Cola FEMSA.

Other Expenses

The other expenses reported in the income statements for the three-month periods ended March 31, 2020 and 2019 was Ps. 589 million and Ps. 747 million, respectively. This decrease mainly reflects an undemanding comparison base in the first three months of 2019, which reflected severance payments at Coca-Cola FEMSA related to the implementation of efficiency initiatives designed to create a leaner and more agile organization.

Comprehensive financing result

Comprehensive financing result, which includes interest income and expense, foreign exchange gain (loss), net, monetary position gain and market value (gain) loss on financial instruments, increased to Ps. 3,781 million during the first three months of 2020 from a Ps. 3,889 million loss during the first three months of 2019. This increase was principally driven by a foreign exchange gain related to the effects of FEMSA’s U.S. dollar-denominated cash position, as impacted by the depreciation of the Mexican peso.

Share of the profit of equity accounted investees, net of tax

Share of the profit of equity accounted investees, net of tax for the first three months of 2020 decreased 71.8% to Ps. 260 million, compared to the first three months of 2019. This decrease mainly reflects a decrease in Heineken’s results.

Income Taxes

Our provision for income taxes for the first three months of 2020 was Ps. 4,723 million as compared to Ps. 1,930 million over the first three months of 2019, resulting in an effective tax rate of 34.8% for the first three months of 2020.

Consolidated Net Income

Consolidated net income for the first three months of 2020 increased by 136.7% to Ps. 9,112 million, as compared to the first three months of 2019. This increase principally reflects a non-cash foreign exchange gain related to FEMSA’s U.S. dollar-denominated cash position as impacted by the depreciation of the Mexican peso and higher income from operations across most of our business units, partially offset by higher interest expense and a decrease in Heineken’s results.

Controlling interest income from continuing operations amounted to Ps. 7,787 million in the first three months of 2020, compared to Ps. 2,233 million in the first three months of 2019. Controlling interest income from continuing operations during the first three months of 2020 per FEMSA unit was Ps. 2.55 (U.S.$1.09 per ADS).

Total Revenue Summary by Segment Business Units for the Three Months Ended March 31, 2020 and 2019

	For the three months ended March 31,(1)
	2020		2019
	(in millions) (unaudited)
FEMSA Comercio
Proximity Division	Ps.	45,620	Ps.	41,250
Health Division		15,296		12,758
Fuel Division		10,858		10,853
Coca-Cola FEMSA		45,348		46,248
Other Businesses		9,681		9,534

Total Consolidated Revenues	Ps.	122,284	Ps.	115,938

(1) The sum of the financial data for each of our segments differs from our consolidated total revenues due to intercompany transactions, which are eliminated in consolidation.

The following discussion addresses the financial performance of each of our reportable segments by comparing results for the first three-month period ended 2020 and 2019, respectively.

FEMSA Comercio – Proximity Division

The Proximity Division’s total revenues increased 10.6% to Ps. 45,620 million for the first three months of 2020 compared to Ps. 41,250 million for the first three months of 2019, reflecting the opening of 268 net new stores for the last three months, to reach 1,365 total net new store openings for the last twelve months. As of March 31, 2020, the Proximity Division had a total of 19,598 OXXO stores. Same-store sales increased an average of 5.5% for first three months of 2020, compared to the first three months of 2019, reflecting a 9.1% increase in average customer ticket partially offset by a 3.3% decrease in store traffic. These results reflect an extra day in February.

The Proximity Division’s gross margin was 40.0% for the first three months of 2020 compared to 38.4% for the first three months of 2019. This increase reflects healthy trends in our commercial income activity, and increased and more efficient promotional programs with our key supplier partners.

FEMSA Comercio – Health Division

The Health Division’s total revenues increased 19.9% to Ps. 15,296 million for the first three months of 2020 compared to Ps. 12,758 million for the first three months of 2019, reflecting the incorporation of Corporación GPF to our results and the opening of 35 net new stores for the last three months, to reach 812 total net new store additions for the last twelve months, including the incorporation of Corporación GPF’s stores. As of March 31, 2020, the Health Division had a total of 3,196 points of sale. Same-store sales decreased an average of 6.8% for the first three months of 2020, compared to the first three months of 2019, mainly as a result of a negative currency translation effect related to the appreciation of the Mexican peso compared to the Chilean peso and the Colombian peso, which was only partially offset by positive trends across our operations.

The Health Division’s gross margin was 28.1% for the first three months of 2020 compared to 28.7% for the first three months of 2019. This decrease was primarily driven by modified pricing regulations in Colombia, and soft trading in our Maicao operations in Chile. These were partially offset by improved efficiency and more effective collaboration and execution with key supplier partners in Mexico.

FEMSA Comercio – Fuel Division

The Fuel Division’s total revenues remained substantially flat at Ps. 10,858 million for the first three months of 2020 compared to Ps. 10,853 million for the three months of 2019, reflecting the addition of five net new stations in the last quarter. Same-store sales decreased an average of 1.5% for the first three months of 2020, compared to the first three months of 2019, driven by a 0.9% decrease in the average price per liter, coupled with a decrease of 0.6% in the average volume.

The Fuel Division’s gross margin was 10.6% for the first three months of 2020 compared to 10.2% for the first three months of 2019, reflecting better terms with our suppliers.

Coca-Cola FEMSA

Coca-Cola FEMSA’s total revenues decreased by 1.9% to Ps. 45,348 million for the first three months of 2020 compared to Ps. 46,248 million for the first three months of 2019. This decrease was primarily driven by the negative translation effect resulting from the depreciation of most of its operating currencies as compared to the Mexican peso, an effect that was partially offset by price initiatives in key markets.

Coca-Cola FEMSA’s gross margin was 45.7% for the first three months of 2020 compared to 45.2% for the first three months of 2019. This increase was primarily driven by lower PET costs and a favorable raw material hedging position. These effects were partially offset by higher concentrate costs and the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs.

Liquidity and Capital Resources

Consolidated Total Indebtedness

Our consolidated total indebtedness as of March 31, 2020 was Ps. 206,925 million, compared to Ps. 117,951 million as of December 31, 2019. Short-term debt (including maturities of long-term debt) and long-term debt were Ps. 33,160 million and Ps. 173,765 million as of March 31, 2020, respectively, compared to Ps. 16,204 million and Ps. 101,747 million, respectively, as of December 31, 2019. Cash and cash equivalents were Ps. 133,470 million as of March 31, 2020, compared to Ps. 65,562 million as of December 31, 2019.

The table below sets forth the contractual obligations of our long-term debt as of March 31, 2020.

Years	Amount
(in millions) (unaudited)
2022	5,694
2023	41,714
2024	3,095
2025	7,719
2026 and thereafter	115,543

Total	Ps.173,765

Principal Sources and Uses of Cash

The following is a summary of the principal sources and uses of cash for the three months ended March 31, 2020 and 2019 from our consolidated statement of cash flows:

	For the three months ended March 31,
	2020	2019
	(in millions) (unaudited)
Net cash flows generated by operating activities from continuing operations	Ps. 12,179	Ps. 15,159
Net cash flows generated by (used in) investing activities from continuing operations	(3,140)	8,778
Net cash flows used in financing activities from continuing operations	42,441	(9,269)

Our net cash generated by operating activities from continuing operations decreased by Ps. 2,980 million to Ps. 12,179 million for the three months ended March 31, 2020, compared to Ps. 15,159 million for the three months ended March 31, 2019. This decrease in our cash flow was primarily the result of (i) a reduction of Ps. 1,257 million in our cash flow from operating activities before changes in operating working capital accounts mainly due to higher interest expenses, (ii) a decrease of Ps. 2,403 million in other current financial liabilities, and (iii) a decrease of Ps. 1,636 million due to higher income taxes paid compared to the first three months of 2019.

Our net cash used in investing activities from continuing operations decreased by Ps. 11,919 million to Ps. 3,140 million for the three months ended March 31, 2020, compared to Ps. 8,778 million generated by investing activities for the three months ended March 31, 2019. This decrease was primarily the result of (i) a decrease of Ps. 10,642 million due to lower maturity of investments purchased, which included variable interest rate government and corporate debt securities and (ii) a decrease of Ps. 718 million due to higher capital expenditures in property, plant and equipment in 2020.

Our net cash generated by financing activities from continuing operations increased by Ps. 51,710 million resulting in an increase in our generated cash flow to Ps. 42,441 million for the three months ended March 31, 2020, compared to Ps. 9,269 million used in financing activities for the three months ended March 31, 2019. This increase was primarily the result of (i) a change of Ps. 86,900 million, which increased our cash flow mainly due to higher proceeds from borrowings in 2020 of Ps. 87,021 million as compared to Ps. 121 million in 2019, (ii) a change of Ps. 20,947 million, which decreased our cash flow due to higher payments of bank loans in 2020 of Ps. 26,600 million, as compared to Ps. 5,653 million in 2019, (iii) a decrease of Ps. 11,692 million due to the acquisition of non-controlling interests in Socofar, and (iv) an increase of Ps. 1,646 million related to interest paid on our borrowings as compared to the first three months of 2019.

Capital Expenditures

During the first three months of 2020, we used Ps. 5,309 million to fund capital expenditures, which was primarily funded with cash from operations. The amount invested during the first three months of 2020 was driven by higher investments at most of our business units.

Hedging Activities

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. The following table provides a summary of the fair value of derivative financial instruments as of March 31, 2020. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models we believe are supported by sufficient, reliable and verifiable market data, recognized in the financial sector.

	Fair Value at March 31, 2020
	Maturity less than 1 year		Maturity 1-3 years		Maturity 3-5 years		Maturity in excess of 5 years		Fair Value Asset
	(in millions) (unaudited)
Derivative financial instruments net position	Ps.	12,044	Ps.	15,916	Ps.	23	Ps.	6,994	Ps.	34,977

RECENT DEVELOPMENTS

Recent Global Developments

The novel coronavirus disease, also known as COVID-19, has negatively affected global and regional economic conditions. In response, we have taken preventive measures at our facilities to ensure continued operations and to keep our teams and our customers healthy and safe. As part of those preventive measures, we have advised our employees to avoid large gatherings and increase social distancing, and we have encouraged office-based employees to work from home. In addition, we have created and implemented internal protocols to respond to any suspected or diagnosed cases of COVID-19 among our workforce. Overall, ensuring the health and safety of our employees and of our customers has remained a priority.

From a business perspective, our focus in the first quarter of 2020 changed from earnings growth to risk mitigation and business continuity. A majority of our business units have been operating throughout the COVID-19 pandemic, given their essential nature. Our OXXO stores, drugstores and fuel stations have mostly remained open, but they have experienced reductions in traffic that may impact our results for as long as conditions surrounding COVID-19 persist. As a result, we have adopted a number of initiatives to reduce costs across our business units, including a review of our capital expenditures for the rest of 2020.

In terms of inventory, certain products that we sell have a short shelf life and are currently experiencing low turnover due to the decrease in sales, causing us to modify our inventories. Additionally, government responses to the COVID-19 pandemic have caused temporary closures of points of sale, distribution centers, warehouses and manufacturing facilities of our key suppliers, causing fluctuations in the availability, volumes and prices of certain relevant categories and products we sell, such as beer.

The coronavirus has also caused significant volatility in the financial markets, undermining investors’ confidence in the growth of countries and businesses. Major stock markets have halted operations on several occasions as persistent market turmoil intensifies and new information becomes available. In addition, the longer term economic effects of COVID-19 may include lower or negative growth rates in the markets where we operate, less favorable exchange rates in a variety of our businesses, and reduced demand for our products or a shift to lower margin products. Furthermore, the duration of the COVID-19 pandemic is uncertain, and we cannot predict whether the virus will continue to grow in the markets where we operate or when or if the pandemic will subside.

Other Recent Developments

On May 15, 2020, we announced the closing of a transaction with WAXIE’s Enterprises Inc. and North American Corporation of Illinois to combine these two entities and form a new platform within the Jan-San, Packaging and Specialized distribution industry in the United States. The platform will bring together two market leaders in this field, with FEMSA acquiring a majority controlling interest in the combined company. The consideration paid of approximately U.S.$900 million in cash is subject to purchase price adjustments.

On May 27, 2020, Specialty’s Cafe & Bakery, Inc., a subsidiary of the company, filed for bankruptcy pursuant to Chapter 7 of the U.S. Bankruptcy Code after receiving approval to do so from its board of directors on May 26, 2020. The case is pending before the United States Bankruptcy Court for the Northern District of California.

On May 29, 2020, the company reached an agreement with the Mexican tax authority (Servicio de Administración Tributaria) to resolve interpretative differences relating to taxes paid outside of Mexico, without judicial action. Under the agreed terms, we recognized our tax position as a liability in the condensed consolidated statement of financial position and recognized a provision in the condensed consolidated income statement of approximately Ps. 8,790 million; the amount will be settled during the second quarter of 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2020

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

By:	/s/ Gerardo Estrada Attolini
Name:	Gerardo Estrada Attolini
Title:	Director of Corporate Finance